SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPENTV CORP.
(Name of Subject Company)

Arcadia Capital Advisors, LLC
(Name of Person Filing Statement)

CLASS A ORDINARY SHARES OF NO PAR VALUE
(Title of Class of Securities)

G67543101
(CUSIP Number of Class of Securities)

Richard Rofe
Managing Director
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
516-466-5258

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is OpenTV Corp., a British Virgin Islands business company (the “Company”). The address of the principal executive offices of the Company is 275 Sacramento Street, San Francisco, California 94111. The telephone number of the Company at its principal executive offices is (415) 962-5000.

(b) Securities

The title of the class of equity securities to which this Statement relates is the Class A ordinary shares of no par value of the Company (the “Shares”). As of the close of business on July 31, 2009 (as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed by the Company on September 8, 2009 (the “Proxy Statement”)), 107,908,502 Shares were outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address

The person filing this Statement is Arcadia Capital Advisors, LLC (the “Filing Person”). The Filing Person’s business address and business telephone number are set forth on the cover page hereto and incorporated by reference into this Item 2(a).

(b) Tender Offer

This Statement relates to the offer by Kudelski Interactive Cayman, Ltd. (“Purchaser”), a wholly-owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland (“Parent”, and together with its wholly-owned subsidiaries, collectively, the “Kudelski Group”), to purchase all outstanding Shares not owned by the Kudelski Group for $1.55 per Share, net to seller in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is further described in a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on October 5, 2009. According to the Schedule TO, the Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on Friday, November 6, 2009, unless the Offer is extended. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(I) and Exhibit (a)(1)(II), respectively, to the Schedule TO.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland. The telephone number of Parent and Purchaser at its principal executive offices is +41 21 732 01 01.

With respect to all information contained in this Statement or described herein as contained in the Offer to Purchase, Letter of Transmittal and the Schedule TO, including any information concerning the Kudelski Group, or actions or events with respect to the Kudelski Group, the Filing Person takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Filing Person or its affiliates and (i) the Company or the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Filing Person

The Filing Person is recommending that the holders of Shares do not tender their Shares pursuant to the Offer.

(b) Background and Reasons for the Recommendation of the Filing Person

See the Open Letter to Shareholders attached hereto as Exhibit 1.

(c) Intent to Tender

To the best of the Filing Person’s knowledge, after reasonable inquiry, the Filing Person and its affiliates intend to not tender and to hold any Shares held of record or beneficially owned by them in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Neither the Filing Person nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of the Company with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Except as set forth below, none of the Filing Person or any of its affiliates has effected any transaction in the Shares during the past 60 days.

The Filing Person effected the following purchases of Shares on the open market during the past 60 days:

Trade Date	Quantity	Unit Price

09/11/2009	10,000	1.360
09/11/2009	9,662	1.340
09/14/2009	10,338	1.350
09/14/2009	20,000	1.350
09/15/2009	10,000	1.340
09/15/2009	7,269	1.320
09/16/2009	10,000	1.330
09/18/2009	40,000	1.440
09/18/2009	20,000	1.410
09/21/2009	14,000	1.416
09/21/2009	8,731	1.420
09/21/2009	10,000	1.400
09/22/2009	20,000	1.425
09/22/2009	10,000	1.420
09/23/2009	10,000	1.370
09/24/2009	10,000	1.360
10/02/2009	5,000	1.350
10/02/2009	5,000	1.360
10/05/2009	35,000	1.539
10/05/2009	15,000	1.540
10/05/2009	10,000	1.550
10/06/2009	25,000	1.560
10/06/2009	15,000	1.578
10/07/2009	5,000	1.570
10/09/2009	200	1.570
10/09/2009	5,000	1.570
10/12/2009	5,000	1.570
10/12/2009	40,000	1.570
10/13/2009	100	1.560
10/13/2009	20,000	1.570
10/14/2009	10,000	1.560
10/15/2009	75,000	1.555
10/16/2009	49,700	1.558
10/16/2009	10,000	1.550
10/19/2009	15,000	1.547
10/20/2009	45,000	1.548
10/26/2009	11,843	1.540
10/27/2009	88,157	1.544
10/28/2009	327,939	1.542
10/28/2009	25,000	1.540
10/29/2009	27,800	1.539
10/29/2009	25,000	1.540
10/29/2009	100,000	1.540
10/29/2009	25,000	1.540

Item 7. Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8. Additional Information.

None.

Item 9. Material to be Filed as Exhibits.

Exhibit 1	Open Letter to Shareholders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 29, 2009

ARCADIA CAPITAL ADVISORS, LLC

By:	/s/ Richard Rofe

Name:	Richard Rofe
Title:	Managing Director